AB 8/26

SECUR[...]SION
15027360

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GSV Advisors, LLC

OFFICIAL USE ONLY
150442
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 N. Michigan Avenue, Suite 3520
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Deborah Quazzo (312) 397-0071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brace & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 Nashua Road, Unit 17	Londonderry	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah Quazzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GSV Advisors, LLC, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

President

Title

Notary Public

OFFICIAL SEAL
SHAWNA ROSE COHN
Notary Public - State of Illinois
My Commission Expires Jan 2, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GSV ADVISORS, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
JUNE 30, 2015

GSV ADVISORS, LLC
CONTENTS

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of GSV Advisors, LLC

We have audited the accompanying financial statements of GSV Advisors, LLC (a Illinois limited liability company), which comprise the statement of financial condition as of June 30, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GSV Advisors, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GSV Advisors, LLC as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of GSV Advisors, LLC's financial statements. The supplemental information is the responsibility of GSV Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 21, 2015

GSV ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

ASSETS

Cash	$	129,564
Receivables from noncustomers		97,856
Receivables from affiliates		455,459
Prepaid expenses		21,882
Security deposit		34,182
Furniture, equipment, and leasehold improvements at cost less accumulated depreciation ($41,109)		148,914
Total Assets	$	887,857

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	98,530
Member's equity		789,327
Total liabilities and member's equity	$	887,857

The accompanying notes are an integral part of these financial statements.

GSV ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2015

Revenues:	
Fee income	$ 1,509,000
Summit consulting fees	554,388
Advisory fees	295,000
	2,358,388
Expenses:	
Employee compensation and benefits	1,194,873
Professional fees	225,379
Occupancy expenses	211,244
Travel expenses	149,231
Technology expenses	81,126
Communication expenses	19,480
Regulatory fees	17,499
Other operating expenses	87,096
	1,985,928
Net gain	$ 372,460

The accompanying notes are an integral part of these financial statements.3

GSV ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2015

Balance, June 30, 2014	$	491,867
Net gain		372,460
Member's distributions		(375,000)
Member's contributions		300,000
Balance, June 30, 2015	$	789,327

The accompanying notes are an integral part of these financial statements.

GSV ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2015

Cash flows from operating activities:	
Net gain	$ 372,460
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Depreciation	17,306
Decrease in receivables from noncustomers	153,516
Increase in receivables from affiliates	(455,459)
Increase in prepaid expenses	(6,727)
Decrease in accounts payable and accrued expenses	(11,841)
Total adjustments	(303,205)
Net cash provided by operating activities	69,255
Cash flows from investing activities:	
Furniture & equipment	(65,695)
Computer equipment	(2,638)
Net cash used in investing activities	(68,333)
Cash flows from financing activities:	
Member's distributions	(375,000)
Member's contributions	300,000
Net cash used in financing activities	(75,000)
Net decrease in cash	(74,078)
Cash at beginning of the year	203,642
Cash at end of the year	$ 129,564

The accompanying notes are an integral part of these financial statements.

GSV ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

GSV Advisors, LLC (the "Company") was organized on December 30, 2008 as an Illinois limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company's office is in Chicago, IL and the primary focus of the company is on private placements and investment banking. As a limited liability company the member' liability is limited to their investment.

The Company is a member of Financial Industry Regulatory Authority ("FINRA"). Additionally, it is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, treated as a disregarded entity for Federal tax purposes, and thus, no federal income tax expense has been recorded in the financial statements. Taxable income and expenses of the Company are passed through to the member and reported on the member's individual tax return.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets
Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method. Depreciation expense for the period ended June 30, 2015 was $17,306.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2015, the Company had net capital of $31,033, which was $24,464 in excess of the FINRA minimum net capital requirement of $6,569.

4. COMMITMENTS AND CONTINGENCIES

On July 31, 2012 the Company signed a new lease for the office space and equipment effective as of June 1, 2013. The new lease also increased the amount of square footage the Company will have available, so the commitment for future minimum lease payments for the next five years changed as follows:

Year Ending June 30,	Amount
2016	102,648
2017	105,702
2018	108,864
2019	112,170
2020	105,639
Total	$535,023

Base rent expense for the office space for the period ending June 30, 2015 was $99,646.

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

5. RELATED PARTY TRANSACTIONS

The Company is under common control with GSV Events Media, LLC (the "Affiliate"). The managing director of the Company is also a managing director and owner of the Affiliate. The Company has an agreement with the Affiliate to provide and pay for specified administrative duties and other services for the Company and that the Affiliate will reimburse the Company for its share of the associated expenses. For the year ended June 30, 2015, the outstanding balance of reimbursed expenses from the Affiliate was $455,459. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

6. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, June 30, 2015, and August 21, 2015, when the financial statements were issued.

GSV ADVISORS, LLC
SUPPLEMENTARY SCHEDULE
JUNE 30, 2015

SCHEDULE I

GSV ADVISORS, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2015

Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 98,530
Total Members' Equity		$ 789,327
Adjustments to Net Capital		
Receivables from noncustomers	(97,856)	
Receivables from affiliates	(455,459)	
Prepaid expenses	(21,882)	
Security deposit	(34,182)	
Fixed Assets	(148,914)	
Total Adjustments to Net Capital		(758,293)
Net Capital, as defined		$ 31,034
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)		6,569
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 6,569
Net Capital In Excess of Requirement		$ 24,465
Net Capital less greater of 10% of A.I. or 120% of Net Capital Requirement		$ 21,181
Ratio Of Aggregate Indebtedness To Net Capital		3.17 to 1
Reconciliation with the Company's computation of net capital:		
Net capital as reported in the Company's Part IIA (unaudited) Focus Report		$ 31,034
Net audit adjustments		-
Net capital per above		$ 31,034

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2015.

GSV ADVISORS, LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2015

GSV Advisors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended June 30, 2015 without exception.

Signature: Deborah H. Quazzo

Deborah Quazzo, Chief Executive Officer

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of GSV Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GSV Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GSV Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(i) (the "exemption provisions") and (2) GSV Advisors, LLC stated that GSV Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GSV Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GSV Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

August 21, 2015

GSV Advisors, LLC
Supplemental SIPC Report
For The Year Ended
June 30, 2015

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of GSV Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by GSV Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, and, solely to assist you and the other specified parties in evaluating GSV Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. GSV Advisors, LLC's management is responsible for GSV Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in January and July 2015, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Londonderry, NH
August 21, 2015

GSV Advisors, LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended June 30, 2015
Schedule Of Assessment Payments

General Assessment		$ 4,510
Less Payments Made:		
Date Paid	Amount	
1-29-2015	$ 2,723	2,723
Prior Overpayment		
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 1,787
Payment made with Form SIPC 7		$ 1,787

See Report of Independent Registered Public Accounting Firm

GSV Advisors, LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended June 30, 2015

Total revenue	$ 2,358,388
Additions:	
Other	0
Total additions	$ 0
Deductions:	
Other: ASU & GSV Summit fees	554,388
Total deductions	$ 554,388
SIPC NET OPERATING REVENUES	$ 1,804,000
GENERAL ASSESSMENT @ .0025	$ 4,510

See Report of Independent Registered Public Accounting Firm